Mail Stop 4561

April 3, 2008

Ms. Shirley Wong
Sekoya Holdings Inc.
916 W. Broadway Street
Vancouver, British Columbia, V5Z 1K7

> **Re:** **Sekoya Holdings Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 6, 2008**
> **File No. 000-51977**

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Benjamin Phippen
Staff Accountant